UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENT

     The following unaudited pro forma combined financial statement relates to the merger of John Hancock Financial Services, Inc. (John Hancock) and Manulife Financial Corporation (Manulife or the Company). The merger agreement, in which John Hancock became a wholly owned subsidiary of Manulife, was effective April 28, 2004.

     The following unaudited pro forma combined financial statement combines the historical consolidated statements of operations of Manulife and John Hancock, prepared in accordance with U.S. GAAP, based on the assumptions set forth in the notes thereto.

     The information shown below should be read in conjunction with the notes thereto and with the historical consolidated financial statements of Manulife and John Hancock, including the respective notes. The unaudited pro forma combined financial statement is presented for informational purposes only and is not necessarily indicative of:

•	the combined results of operations which would have been realized had the acquisition been effective as at or for the period presented; or

•	the combined results of operations of the combined company in the future.

     You should not rely on the pro forma amounts as being necessarily indicative of the financial position or results of operations of the combined company that would have actually occurred had the merger been effective during the period presented or of the future results of operations of the combined company. The combined financial statement for the period presented may have been different had the companies actually been combined during the period.

U.S. GAAP Unaudited Pro Forma Combined Statement of Operations
For the year ended December 31, 2004

				Note	Pro Forma
	Manulife	John Hancock(1)	Adjustments(1)	Reference	Combined
	(U.S. $ in millions except per share data)
Revenue
Premium income	7,711	1,389	—		9,100
Fee income	3,008	339	(34)	2(c)	3,313
Investment income	5,221	1,452	(125)	2(d)	6,548
Realized investment gains	1,112	86	(11)	2(e)	1,187
Investment management revenues	—	195	—		195
Other revenue	220	95	—		315

Total revenue	17,272	3,556	(170)		20,658

Policy benefits and expenses
Policyholder payments	5,960	1,039	—		6,999
Change in actuarial liabilities	3,329	1,104	(119)	2(i)	4,314
General Expenses	2,769	663	(9)	2(h)	3,427
			4	2(f)
Amortization of deferred policy acquisition costs	609	159	(159)	2(e)	609
Amortization of value of business acquired	222	—	83	2(g)	305
Policyholder dividends	1,068	163	—		1,231
Interest	393	—	(3)	2(j)	390
Premium taxes	138	—	—		138
Non-controlling interest in subsidiaries	64	—	—		64
Trust preferred securities issued by subsidiaries	42	—	—		42

Total policy benefits and expenses	14,594	3,128	(203)		17,519
Income before income taxes and cumulative effect of accounting changes	2,678	428	33		3,139
Income taxes	667	128	11	2(k)	806

Income before cumulative effect of accounting changes	2,011	300	22		2,333

Basic earnings per common share before cumulative effect of accounting changes	2.88				2.89

Diluted earnings per common share before cumulative effect of accounting changes	2.86				2.86
Weighted average number of common shares outstanding (in millions)
Basic	697.8	110.2		3(b)	808.0
Diluted	704.2	111.1		3(c)	815.3

(1) For the pre-acquisition period from January 1, 2004 to April 28, 2004

See accompanying notes to unaudited pro forma combined financial statements

NOTES TO THE UNAUDITED PRO FORMA COMBINED
FINANCIAL STATEMENT
(U.S. $ in millions, unless otherwise stated)

1.	Basis of Presentation

     The unaudited pro forma combined financial statement (referred to as the pro forma financial statement) gives effect to the merger as if it had occurred as at January 1, 2004. On April 28, 2004, the Company completed the merger with John Hancock. The related assets acquired and liabilities assumed in the merger are included in Manulife’s audited annual consolidated financial statements as at and for the year ended December 31, 2004. Accordingly, a pro forma balance sheet as at December 31, 2004 is not presented. The unaudited pro forma combined statement of operation has been prepared based on John Hancock’s U.S. GAAP consolidated financial statements and Manulife’s U.S. GAAP consolidated financial information contained within its Canadian GAAP consolidated financial statements.

     Manulife prepares consolidated annual and interim financial statements in conformity with Canadian GAAP and expressed in Canadian dollars. John Hancock’s historical financial statements have been prepared in accordance with U.S. GAAP and expressed in U.S. dollars. As a result of the significant and complex differences between Canadian GAAP and U.S. GAAP for life insurers, it is not possible to properly prepare a set of Canadian GAAP financial statements for John Hancock for periods prior to the merger. Consequently, these unaudited pro forma combined financial statements cannot be properly prepared in accordance with Canadian GAAP or reconciled to Canadian GAAP. Accordingly, this unaudited pro forma combined financial statement is prepared in conformity with U.S. GAAP and expressed in U.S. dollars.

     The unaudited pro forma combined statement of operations for the year ended December 31, 2004 has been prepared using the following information:

     (a) Audited annual consolidated financial statements of Manulife as at and for the year ended December 31, 2004, which includes John Hancock’s results of operations for the period from April 29, 2004 to December 31, 2004;

     (b) Unaudited interim consolidated financial statements of John Hancock as at and for the six months ended June 30, 2004 (which include a statement of operations for the period from January 1, 2004 to April 28, 2004, the period prior to acquisition); and

     (c) Such other supplementary information as was considered necessary to reflect the acquisition in the pro forma financial statement.

     Manulife’s U.S. GAAP consolidated statements of operations have been translated to U.S. dollars using the average rate of exchange during the periods presented.

     The pro forma financial statement does not include the anticipated financial benefits from such items as cost savings and revenue synergies arising from the acquisition nor does the pro forma financial statement include the portion of restructuring and integration costs to be incurred by Manulife, unless otherwise incurred. Certain elements of the John Hancock consolidated financial statements have been reclassified to conform to the presentation used by Manulife.

     The pro forma financial statement is not intended to reflect the results of operations that would have resulted had the acquisition been effected on the date indicated, or the results that may be obtained by the combined company in the future. The pro forma financial statement should be read in conjunction with the consolidated financial statements of Manulife and John Hancock.

2.	The Acquisition of John Hancock

     (a) Effective April 28, 2004, the Company completed a merger with John Hancock under which Manulife became the beneficial owner of all of the outstanding common stock of John Hancock that were not already beneficially owned by the Company as general fund assets, and John Hancock became a wholly owned subsidiary of Manulife.

     Pursuant to the merger, holders of John Hancock common stock received 1.1853 common shares of Manulife for each share of John Hancock common stock. Approximately 342.2 million Manulife common shares were issued at an ascribed price of $39.61 per share based on the volume weighted average closing price of the Manulife common shares for the period from September 25, 2003 to September 30, 2003. As at the date of acquisition, the common stock of John Hancock that was beneficially owned by the Company as general fund assets had a carrying value of $216. In addition, all of the John Hancock unvested stock options as of the date of announcement of the acquisition on September 28, 2003, vested immediately prior to the closing date and were exchanged for approximately 19 million Manulife stock options. The Company recorded $159 as part of the purchase consideration and share capital, representing the fair value of these John Hancock stock options based on the closing share price of Manulife as at April 28, 2004.

     (b) For the purposes of Manulife’s consolidated statement of operations for the year ended December 31, 2004 and the pro forma financial statement, the acquisition is accounted for using the purchase method of accounting.

(U.S.$ in millions)
Total purchase consideration
Manulife common shares	$10,006
Cash consideration for partial shares	11
Fair value of John Hancock stock options exchanged for Manulife stock options (using the Black-Scholes valuation model)	159
Cost of John Hancock common stock currently beneficially owned by Manulife	216
Estimated transaction costs, net of tax	25

Total purchase price	$10,417

     The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed based on the estimated fair values at April 28, 2004, the date of acquisition:

As at April 28, 2004
(U.S. $ in millions)

Assets
Invested assets	$76,708
Intangible assets	1,489
Goodwill	4,417
Value of business acquired	3,886
Other assets	6,333
Separate account assets	23,121

Total assets acquired	$115,954

Liabilities
Actuarial liabilities and policyholder funds	$75,818
Other liabilities	6,598
Separate account liabilities	23,121

Total liabilities assumed	$105,537

Net assets acquired	$10,417

     The excess of the purchase price over the estimated fair value of the net assets acquired, including identifiable intangible assets, has been allocated to goodwill. The goodwill arising from the acquisition of John Hancock may be adjusted in 2005 in terms of both amount and allocation to the Company’s major reportable segments as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed.

     (c) Represents the elimination of John Hancock’s historical amortization of that portion of the unearned revenue liability representing deferred fee income.

     (d) Represents the adjustment to John Hancock’s historical amortization of premiums and discounts on bonds and mortgages based on the fair value and maturity values of these assets as at April 28, 2004, the date of acquisition. In addition, as required by Financial Accounting Standards Board (FASB) Interpretation No. 21, “ Accounting for leases in a Business Combination” (FIN 21), and FASB Statement of Financial Accounting Standards No. 13, “Accounting for Leases” (SFAS 13), the Company revised the pattern of recognition of investment income related to leveraged leases. This revision in the pattern of recognition of investment income is substantially offset by a related change in the recognition of the associated income tax expense. Realized gains and losses have not been adjusted and therefore are based on their historical cost basis.

     (e) Represents the elimination of John Hancock’s historical amortization of deferred policy acquisition costs.

     (f) Represents the amortization of identifiable intangible assets with finite lives arising from the acquisition. Amortizable assets include distribution networks and other investment management contracts and have weighted average lives of 21 years and 9 years, respectively.

     (g) Represents the amortization of the Value of Business Acquired (VOBA). Purchase accounting requires the calculation and recording of VOBA. VOBA reflects the estimated fair value of the business in force and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the life insurance, health insurance and annuity contracts existing as at the effective time of the acquisition. The expected future cash flows used in determining such value were based on actuarially determined projections, by each major line of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, changes in reserves, operating expenses, investment income and other factors. These projections took into account all known or expected factors at the valuation date, based on the judgment of management. The actual experience on purchased business may vary from projections due to differences in renewal premiums, investment spreads, investment gains or losses, mortality and morbidity costs, or other factors. The use of discount rates was necessary to establish fair values of VOBA. In selecting the appropriate discount rates, management considered its weighted average cost of capital as well as the weighted average cost of capital required by market participants. A discount rate of 11.0% was used to value VOBA.

     Amortization of VOBA occurs with interest over the anticipated lives of the major lines of business in relation to estimated gross profits, gross margins or premiums, as appropriate. VOBA has a weighted average lives ranging from 6 to 17 years. If estimated gross profits, gross margins or premiums differ from expectations, the amortization of VOBA is adjusted on a retrospective or prospective basis, as appropriate. As at the date of acquisition on April 28, 2004, the VOBA balance was estimated at $3.9 billion.

     The following table provides an estimated pro forma amortization of VOBA from January 1, 2005 to December 31, 2009. The amounts below are based on the VOBA balance as at April 28, 2004.

(U.S.$ in millions)
2005	$197
2006	$181
2007	$158
2008	$139
2009	$126

     (h) Represents the elimination of John Hancock’s historical amortization of its VOBA.

     (i) Represents the additional change in actuarial liabilities as a result of the purchase accounting adjustments made to actuarial liabilities.

     (j) Represents the amortization of the fair value adjustments related to John Hancock’s debt and subordinated debt.

     (k) Represents the income tax effects, at 35%, of the above adjustments to the statements of operations, as well as changes in the recognition of income tax expense on leveraged leases as a result of purchase accounting, as required by FIN 21 and SFAS 13.

3.	Earnings Per Common Share

     Pro forma earnings per common share for the year ended December 31, 2004 has been calculated based on the estimated weighted average number of common shares on a pro forma basis, as described below.

(a) The actual weighted average number of common shares of Manulife is 697.8 million for the year ended December 31, 2004.

(b) The pro forma weighted average number of common shares after giving effect to the acquisition is 808.0 million for the year ended December 31, 2004.

The weighted average number of common shares reflects the issuance of 342.2 million Manulife common shares as described in Note 2(a) as at the beginning of the pro forma period. The portion of the issuance of the 342.2 million Manulife common shares related to the acquisition of John Hancock’s restricted common shares is included in the basic weighted average number of common shares outstanding because the restrictions lapse at the date of acquisition.

(c) The additional weighted average number of diluted common shares reflects the exchange of John Hancock stock options for Manulife stock options.